NB Manufacturing, Inc.
80 Rio Salado Parkway, Suite 115
Tempe, AZ 85281

October 3, 2012

BY EDGAR

Claire DeLaBar, Staff Accountant
Terry French, Accountant Branch Chief
Kate Beukenkamp, Attorney-Advisor
Jessica Plowgian, Attorney-Advisor
Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NB Manufacturing, Inc. File No. 000-52678 Preliminary Information Statement filed on Schedule 14 C Filed on September 10, 2012

Ladies and Gentlemen:

This letter has been prepared in response to your request for NB Manufacturing, Inc. (the "Company") to respond to the comments of the United States Securities and Exchange Commission  (the "SEC" or the "Commission") as memorialized in your September 18, 2012 letter to the undersigned (the "Comment Letter") concerning the above-referenced filing.

This letter sets forth the comments of the SEC Staff in the comment letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response. This letter is being filed in connection with the filing of the revised Preliminary Information Statement filed on Schedule 14C filed on October 3, 2012, reflecting the changes as more fully referenced below.

General

COMMENT 1:
You disclose that the primary reason for the amendment to your Articles of Incorporation to change your corporate name is to reflect your new business following your merger with Xhibit LLC. Therefore, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A, which is applicable to your Information Statement pursuant to Item 1 of Schedule 14C.

RESPONSE:
We have revised our disclosure to no longer reference the merger as the reason for the name change. The name change was not a condition precedent nor subsequent to the merger, and was not required by the Merger Agreement.

Note A of Schedule 14A is not applicable to this Information Statement. The example presented in Note A is of shares of stock to be authorized for an acquisition, a future acquisition contingent and dependent on their issuance. The critical language is for a matter “to be acted upon” and disclosure under Note A is only required for a prospective not retrospective event. The merger of Xhibit was closed on June 4, 2012 and is not an event scheduled for the future.

For these reasons we feel the request is unwarranted and not required by Schedule 14A.

ACKNOWLEDGEMENT

As requested by the SEC Staff, the Company hereby acknowledges that

-     it is responsible for the adequacy and accuracy of the disclosure contained within its filing;

-     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-     it may not assert staff comments as a defenses in any proceeding initiated by the Commission or any person under the federals securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me.

Thank you for your consideration in this matter.

Very truly yours,

NB Manufacturing, Inc.

By:     /s/ Michael J. Schifsky
   Michael J. Schifsky, CFO

cc:           Stephen R. Boatwright, Esq.
Jeff Hass